Filed by MaxLinear, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Silicon Motion Technology Corporation

Commission File No.: 000-51380

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 5, 2022, by and among MaxLinear, Inc. (“MaxLinear”), Shark Merger Sub, a wholly owned subsidiary of MaxLinear, and Silicon Motion Technology Corporation (“Silicon Motion”).

At the Credit Suisse 26th Annual Technology Conference held on November 29, 2022, Steven G. Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer of MaxLinear, responded to questions from Chris Caso of Credit Suisse relating to the pending acquisition of Silicon Motion, as set forth below.

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Chris Caso:	I understand. We'll move on to the acquisition, Silicon Motion acquisition, and I get the perception, and I don't cover MaxLinear, but I do get the perception that that's been a little controversial. And maybe you could start with the rationale behind it, why it's a strategic fit and why you elected to do that acquisition.

Steve Litchfield:	No, look, and it was very exciting opportunity for us. We announced the acquisition in May of last year or May of this year. So, exciting. The rationale itself, so for those of you unfamiliar with Silicon Motion stores controller company, been around for a number of years. There's a lot of similarities frankly between them and MaxLinear. Founder led company, grown it over the last 20 years. Very impressive product offering. We announced it in May, I think some of the, well, let me tell you the rationale first.

So first of all, the storage market is a big market. It's growing double digits every year. Expected to see that continue. And that's across all of the storage controller markets. And so that address is the client side, like consumer enhance, but it also gets into industrial automotive, it gets into data center, enterprise storage. These are big, big markets that are growing quite a bit. That was the attraction from us. We don't have a huge storage exposure. We sell into the enterprise storage markets today with several of those players. We clearly were talking about optical. Optical, we sell into the data center. So there's a couple of overlaps. Now neither of us, us, or Silicon Motion have huge exposure just as a percentage of our revenues to the enterprise market. But it's a place that we both see as a big growth potential for the company and we think we can benefit from that.

I guess the second thing I would mention is scale. This was a big rationale behind the deal itself. All of you know the consolidation that's happened in semiconductors over the last several years. We're competing every day against companies like Broadcom, like Marvell that are 4, 5, 6 times bigger than us. We need to have the scale. It's always been important to the semiconductors. The acquisition that we made, Silicon Motion was doing two to three times more wafer volume than we are doing at TSMC. That'll give us tremendous amount of leverage from a cost standpoint on wafers, on back end, assembling test. But also on the front end, as I think about R&D dollars. We're both investing heavily in IPS for next generation products. We have a five nanometer solution for our optical products. Naturally, some of those IPs will be needed when Silicon Motion develops their next generation five nanometer product as well.

So now we can leverage that across a much bigger business. Taking a $1 billion business, moving it to $2 billion, just the scale alone gives us a lot more capabilities to pursue other things. Long term, naturally we want to continue to grow organically, but we'll also want to do more acquisitions down the road and continue to roll out more semiconductor companies.

Financially, it's a very accretive transaction. The structure of the deal was a little over 80% cash, little less than 20% stock. It'll be done in term loan B, term loan A debt facilities. And that'll be syndicated out close to the time of close maybe to hit some mechanics of the transaction. The only thing we're waiting on is SAMR approval through China. So antitrust approvals in China are taking close to 12 months right now. Some cases more, some cases less. But as a general rule, that's about the time and that's kind of dictated our view of us closing mid next year.

Chris Caso:	And what's your accretion targets for that acquisition?

Steve Litchfield:	So we announced, at the timing of the deal, accretion of about 25%. And I think for most of you that were familiar, I think if you plugged the models together, there was a hundred million dollars of synergies and the accretion levels were much higher than the 25% that were announced. That was just kind of baking in some cushion. Clearly when we announced the deal in May, part of the controversy that you mentioned was why this deal, why now? I talked through the rationale itself, but I think there was some part of the concern at the time was why the consumer market. Consumers were slowing down in April of last year, April and May. And then we were putting some additional leverage.

So first of all, look, if you look at any... We weren't necessarily buying the company to be in the consumer market per se. But that being said, it drives tremendous amount of volume, tremendous amount of scale. And so we'll be able to benefit from that. With regard to the leverage, look, you've seen us do deals historically that we've put leverage on the company. We were very quick to pay down that debt. We would intend to do that here as well. The leverage we announced or that we estimated to be at close would be a little less than four times levered at close. And then 18 months beyond that, we'd be below three times levered.

So that's still the focus today. Maybe one other point to note, as many of you knows, interest rates have moved up. When we announced the deal, the interest rate was on or about four and a half percent. Today, that's probably running closer to seven and a half, maybe as high as eight if we were to close today, which we're not. So as we syndicate that deal out, call it next spring, we'll see where that interest rate lands. But the deal is still very accretive and very exciting long term for MaxLinear in growing the company.

Chris Caso:	And so it sounds like that there was enough cushion in the accretion targets when you announced the deal that even though we've got higher rates, softer consumer markets, you still feel you could hit those targets.

Steve Litchfield:	We do feel very good about that. And in fact, I'm often mentioning, I think in a downturn you can get in there and you can make some corrections. We can make realizing more synergies during tough times, tough markets versus when times are good, it's a little more difficult to realize some of these synergies. And maybe I'll just hit on the synergies briefly. There was $100 million of synergies. $30 million were expected to come from COGS and $70 million from opex. And that 30 million you can imagine at what, $2 billion of revenue, a little less than a billion dollars of COGS getting 30 million of synergies. I think that's a pretty conservative number hopefully. Especially as we look out going forward and you're seeing suppliers' utilization go down, I think we'll see some more pricing leverage on that front. So very confident that we can realize the 30. On the 70 side, it's a little less than what we would normally target. Now, we don't have as much overlap in the business. But that being said, I think we're more than confident that we can hit the 70 and potentially even higher than that.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the proposed transaction and the potential benefits thereof, their businesses and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the potential merger with Silicon Motion, the anticipated benefits of the potential merger with Silicon Motion, including with respect to accretion, potential synergies, market opportunity, market growth and revenue growth, the anticipated timing of the SAMR review and final determination, the anticipated closing date of the potential merger with Silicon Motion and statements regarding MaxLinear’s business plans, including its potential acquisitions and statements regarding MaxLinear’s ability to grow its revenue. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Silicon Motion’s and MaxLinear’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Silicon Motion and MaxLinear; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Silicon Motion and MaxLinear’s businesses and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Silicon Motion’s and MaxLinear’s ability to implement its business strategy; (vii) pricing trends, including Silicon Motion’s and MaxLinear’s ability to achieve economies of scale; (viii) potential litigation relating to the proposed transaction that could be instituted against Silicon Motion, MaxLinear or their respective directors; (ix) the risk that disruptions from the proposed transaction will harm Silicon Motion’s or MaxLinear’s business, including current plans and operations; (x) the ability of Silicon Motion or MaxLinear to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) uncertainty as to the long-term value of MaxLinear common stock; (xiii) legislative, regulatory and economic developments affecting Silicon Motion’s and MaxLinear’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Silicon Motion and MaxLinear operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Silicon Motion’s and/or MaxLinear’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Silicon Motion’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Silicon Motion’s and MaxLinear’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; and (xx) Silicon Motion’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus filed by MaxLinear with the SEC and provided by Silicon Motion to its security holders in connection with the proposed transaction as well as in MaxLinear’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other future reports to be filed with the Securities and Exchange Commission (the “SEC”). While the lists of risk factors presented here and in the proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Silicon Motion’s or MaxLinear’s consolidated financial condition, results of operations, or liquidity. Neither Silicon Motion nor MaxLinear assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4 that includes a proxy statement of Silicon Motion and a prospectus of MaxLinear (the “Registration Statement”).

The proxy statement/prospectus and this communication are not offers to sell MaxLinear securities, and are not soliciting an offer to buy MaxLinear securities, in any state where the offer and sale is not permitted.

MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND OTHER DOCUMENTS PROVIDED TO SILICON MOTION SECURITY HOLDERS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain the Registration Statement on Form S-4 free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at https://www.siliconmotion.com or by contacting Silicon Motion’s Investor Relations Department at IR@siliconmotion.com.